As filed with the Securities and Exchange Commission on August, 19, 2004.

                                                           File No. 070-______

                       SECURITIES AND EXCHANGE COMMISSION
                                450 FIFTH STREET
                             WASHINGTON, D.C. 20549

                   ------------------------------------------

                             APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  --------------------------------------------

                                  CINERGY CORP.
                            CINERGY INVESTMENTS, INC.
                     CINERGY SOLUTIONS HOLDING COMPANY, INC.
                             139 East Fourth Street
                             Cincinnati, Ohio 45202

                         CINERGY MARKETING & TRADING, LP
                        1100 Louisiana Street, Suite 4900
                                Houston, Texas 77002

                    (Name of companies filing this statement
                  and addresses of principal executive offices)

                                  CINERGY CORP.

                    (Name of top registered holding company)

M. Stephen Harkness                              Bruce A. Sukaly
Vice President and Chief Operations Officer      Chief Commercial Officer
Cinergy Solutions Holding Company, Inc.          Cinergy Marketing & Trading, LP
139 East Fourth Street                           1100 Louisiana Street,
Cincinnati, OH  45202                            Suite 4900
                                                 Houston, TX 77002

                   (Names and addresses of agents for service)

The Commission is requested to mail copies of all orders and notices and otherwise direct any other communications in connection with this matter to:

George Dwight II                                 Jeffrey A. Gollomp
Associate General Counsel                    Vice President and General Counsel,
Cinergy Corp.                                    Commercial Business Unit
139 East Fourth Street                           Cinergy Corp.
Cincinnati, Ohio 45202                           139 East Fourth Street
513-287-2643 (ph)                                Cincinnati, Ohio 45202
513-287-3810 (f)                                 513-419-6982 (ph)
gdwight@cinergy.com                              513-419-6955 (f)
                                                 jgollomp@cinergy.com


                                William C. Weeden
                        Skadden Arps Slate Meagher & Flom
                           1400 New York Avenue, N.W.
                             Washington, D.C. 20005
                                202-371-7877 (ph)
                                202-371-7012 (f)
                               wweeden@skadden.com



Item 1.  Description of Proposed Transactions

A.       Requested Authority

         Cinergy Corp. ("Cinergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), together with its wholly-owned nonutility subsidiaries, Cinergy Investments, Inc. ("Cinergy Investments"), Cinergy Solutions Holding Company, Inc. ("Solutions") and Cinergy Marketing & Trading, LP ("CM&T") (collectively, "Applicants"), request authority through March 31, 2008 (the "Authorization Period") for Cinergy to use the proceeds of authorized financings and guarantees, including pursuant to the June 2000 Financing Order (as defined below), together with internally generated funds, to invest, directly or through one or more subsidiaries (including the other Applicants), up to $2,000,000,000 (the "Investment Cap") in "energy-related companies" as defined in Rule 58 under the Act ("Rule 58 companies") in excess of Cinergy's aggregate investment otherwise permitted thereunder (currently approximately $1.35 billion).1 The additional investment authority is necessary for the continued growth of Cinergy's Rule 58 businesses, which are an integral component of Cinergy's overall growth strategy.2

B.       Background; Need for Supplemental Rule 58 Investment Authority

1.       Cinergy

         Cinergy directly or indirectly owns all the outstanding common stock of several public utility companies operating in Ohio, Indiana and Kentucky, the most significant of which are PSI Energy, Inc. ("PSI") and The Cincinnati Gas & Electric Company ("CG&E"). PSI is a vertically integrated electric utility operating in Indiana, serving more than 700,000 customers in portions of 69 of the state's 92 counties. CG&E is a combination electric and gas public utility holding company that provides electric and gas service in the southwestern portion of Ohio and, through its subsidiaries, provides electric and/or gas service in nearby areas of Kentucky and (pending the sale of its subsidiary, Lawrenceburg Gas Company) Indiana. CG&E's principal subsidiary is The Union Light, Heat and Power Company, which provides electric and gas service in northern Kentucky.3 Cinergy also owns numerous nonutility subsidiaries engaged in businesses authorized under the Act, by Commission order or otherwise, including "exempt wholesale generators," as defined in Section 32 of the Act ("EWGs"), "foreign utility companies," as defined in Section 33 of the Act ("FUCOs"), "exempt telecommunications companies," as defined in Section 34 of the Act, and Rule 58 companies. Cinergy Investments is a direct subsidiary of Cinergy that functions as a holding company for many of Cinergy's domestic nonutility businesses, including Solutions and CM&T and their respective subsidiaries. As of and for the six months ended June 30, 2004, Cinergy reported consolidated total assets of approximately $14.0 billion and consolidated total operating revenues of approximately $2.3 billion. For further information regarding Cinergy, reference is made to Cinergy's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004 (the "Cinergy June 2004 Form 10-Q") and its 2003 Annual Report on Form 10-K.

2.       Rule 58 Investments; Solutions and CM&T

         At June 30, 2004, Cinergy's aggregate investment in Rule 58 companies was approximately $1,041 million, as against a total permissible aggregate investment under the rule of approximately $1,345 million (such amount being equal to 15 percent of Cinergy's consolidated capitalization at such date),4 leaving $304 million of unused investment capacity. This remaining capacity is not sufficient to accommodate the continuing growth of Cinergy's Rule 58 businesses, including through acquisitions. In that regard, Cinergy's need for greater investment capacity is driven largely by the success of two of Cinergy's Rule 58 companies (including their respective subsidiaries): (1) Solutions, which is engaged primarily in the cogeneration business, the provision of operation and maintenance services for third-party generating facilities and the marketing of a variety of additional energy services to large commercial and industrial customers; and (2) CM&T, which is a wholesale natural gas marketer. Most of Cinergy's June 30, 2004 aggregate investment was invested in these two companies and their respective subsidiaries (specifically, $864 million of Cinergy's total aggregate investment at June 30, 2004 of $1,041 million).

         Cinergy commenced its Solutions and CM&T businesses in the late 1990's and these businesses have grown significantly over the years, providing important contributions to Cinergy's overall earnings. Solutions and CM&T and their respective Rule 58 subsidiaries contributed approximately $.13 per share to Cinergy's 2003 earnings per share of $2.43.5

         Solutions is a low-cost producer of energy that markets an array of on-site services to customers. In particular, Solutions' business is focused on developing, marketing and maintaining comprehensive nonutility energy solutions for large commercial and industrial customers throughout the United States, with a current emphasis on: (i) the development, ownership and operation of "qualifying facilities," as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("QFs") and renewable energy projects; (ii) the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; and (iii) the sale of technical, operational, management and other similar kinds of services and expertise developed in the course of utility operations.6 Solutions is developing or has ownership interests in a total of 21 Rule 58 projects located in 15 states, including 6 QFs and a district cooling facility in downtown Cincinnati. Since 1997, when it commenced its business, Solutions has contracted to provide energy services to a wide base of customers in a diverse range of industries, including petrochemical, manufacturing, automotive, pulp and paper, colleges and universities, and medical facilities. At June 30, 2004, Cinergy's aggregate Rule 58 investment in Solutions and its Rule 58 subsidiaries totaled $345 million, including guarantees valued at $45 million.

         In 1998, Cinergy acquired Producers Energy Marketing, LLC, now known as Cinergy Marketing & Trading, LP. Since that time CM&T, which is based in Houston, has become a full service natural gas wholesale marketing company,7 more than tripling in size over the past three years, while conducting business throughout the United States. CM&T offers a full service marketing desk, a complete line of standard and customizable derivative products, as well as hedging strategies and customized hedging programs. At year-end 2003, CM&T ranked fifth among U.S. gas marketers based on volumes,8 managing the purchase, storage, transportation and sale of 4.5 billion cubic feet per day of natural gas. At June 30, 2004, Cinergy's aggregate Rule 58 investment in CM&T and its Rule 58 subsidiaries totaled $519 million, including guarantees valued at $447 million.

3.       June 2000 Financing Order

         By order dated June 23, 2000 in File No. 70-9577 (HCAR No. 27190) (the "June 2000 Financing Order"), the Commission granted Cinergy authority, through June 23, 2005, subject to the terms and conditions specified therein, (i) to increase its total capitalization at December 31, 1999 by $5 billion through the issuance of debt and equity securities and (ii) to issue guarantees not to exceed $2 billion at any time outstanding. The June 2000 Financing Order generally prohibits Cinergy from issuing additional securities at any time common equity is (or as a result of the securities issuance would be) less than 30% of Cinergy's consolidated capitalization. At June 30, 2004, common equity comprised 41.8% of Cinergy's consolidated capitalization.

         Cinergy does not propose herein to amend the June 2000 Financing Order, but rather seeks authorization to use the proceeds of financings authorized thereunder as well as guarantees (or the proceeds of financings authorized pursuant to any further order the Commission may issue during the Authorization Period amending or superseding the June 2000 Financing Order), together with internally generated funds, for investments in Rule 58 companies subject to the Investment Cap.

Item 2.  Fees, Commissions and Expenses

         The fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, by the Applicants or any associate company thereof in connection with the proposed transactions are estimated not to exceed approximately $10,000, consisting chiefly of fees for outside legal counsel.


Item 3.  Applicable Statutory Provisions

         Sections 9(a) and 9(c)(3), 10 and 11(b)(1) of the Act and Rules 54 and 58 thereunder are or may be applicable to the proposed transactions.

         Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

         Cinergy's aggregate investment in EWGs and FUCOs currently exceeds the "safe harbor" afforded by Rule 53(a). At June 30, 2004, Cinergy's "aggregate investment" (as defined in Rule 53(a)(1)) was approximately $841 million and Cinergy's "consolidated retained earnings" (also as defined in Rule 53(a)(1)) were approximately $1,548 million. Accordingly, at June 30, 2004, Cinergy's aggregate investment exceeded 50% of its consolidated earnings, the "safe harbor" limitation contained in Rule 53(a).

         However, the Commission issued an order in May 2001 (HCAR No. 27400, May 18, 2001 (the "May 2001 Order")) authorizing Cinergy to increase its aggregate investment to an amount equal to the sum of (1) 100% of consolidated retained earnings plus (2) $2,000,000,000, excluding certain restructuring investments as provided therein.9 Accordingly, at June 30, 2004, Cinergy had all requisite authority under the Act for an aggregate investment totaling $3,548 million. Therefore, although Cinergy's aggregate investment at such date exceeded the 50% "safe harbor" limitation of Rule 53, it is well within the higher investment level of the May 2001 Order.

         With respect to capitalization, there has been no material adverse impact on Cinergy's consolidated capitalization resulting from Cinergy's investments in EWGs and FUCOs. At December 31, 2000, the most recent period for which financial statement information was evaluated in the May 2001 Order, Cinergy's consolidated capitalization consisted of 41.3% equity and 58.7% debt. At June 30, 2004, Cinergy's consolidated capitalization consisted of 42.5% equity and 57.5% debt. Further, at June 30, 2004, Cinergy's senior unsecured debt was rated "investment grade" by all the major rating agencies. Under the June 2000 Financing Order, Cinergy has committed to maintain a 30% consolidated common equity ratio (subject to certain qualifications). At June 30, 2004, Cinergy's consolidated common equity ratio was 41.8%.

         Cinergy satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With reference to Rule 53(a)(2), Cinergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Cinergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Cinergy directly or indirectly holds an interest. With reference to Rule 53(a)(4), Cinergy will concurrently provide a copy of this application to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred.

Item 4.  Regulatory Approval

         No state or federal commission, other than this Commission, has jurisdiction over the proposed transactions.

Item 5.  Procedure

         In light of the decreasing available Rule 58 capacity that is the impetus for the proposed transactions, Applicants respectfully request that the
Commission:

     o publish the public notice with respect to this application-declaration by not later than September 17, 2004 (and include therein a return date of October 12, 2004); and

     o issue an order granting and permitting this application-declaration to become effective by not later October 15, 2004.

         Applicants waive a recommended decision by a hearing officer or other responsible officer of the Commission; consent that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and request that there be no waiting period between the issuance of the Commission's order and its effectiveness.

         Cinergy will include in its quarterly reports on Form U-9C-3 the amount of additional investment in Rule 58 companies made pursuant to the additional investment authorization sought herein.

Item 6.  Exhibits and Financial Statements

         (a)      Exhibits

         F        Preliminary opinion of counsel

         G        Form of public notice

         (b)      Financial Statements

         FS-1 Consolidated balance sheet of Cinergy as of June 30, 2004 (filed as a part of and hereby incorporated by reference from the Cinergy June 2004 Form 10-Q)

         FS-2 Consolidated statement of income of Cinergy for the six months ended June 30, 2004 (filed as a part of and hereby incorporated by reference from the Cinergy June 2004 Form 10-Q)

         FS-3 Consolidated balance sheet of Solutions as of June 30, 2004 (filed in paper format under a request for confidential treatment pursuant to Rule 104(b) under the Act)

         FS-4 Consolidated statement of income of Solutions for the six months ended June 30, 2004 (filed in paper format under a request for confidential treatment pursuant to Rule 104(b) under the Act)

         FS-5 Consolidated balance sheet of CM&T as of June 30, 2004 (filed in paper format under a request for confidential treatment pursuant to Rule 104(b) under the Act)

         FS-6 Consolidated statement of income of CM&T for the six months ended June 30, 2004 (filed in paper format under a request for confidential treatment pursuant to Rule 104(b) under the Act)

Item 7.  Information as to Environmental Effects

         (a) The Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.



         [REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]


                                    SIGNATURE

         Pursuant to the requirements of the Act, each of the undersigned companies has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.

         Dated:  August 19, 2004



                                                 CINERGY CORP.


                                            By: /s/Lynn J. Good
                                                  Lynn J. Good
                                            Vice President and Controller

                                                 CINERGY INVESTMENTS, INC.


                                            By: /s/Lynn J. Good
                                                  Lynn J. Good
                                            Vice President and Comptroller

                                                 CINERGY SOLUTIONS HOLDING
                                                 COMPANY, INC.


                                            By: M. Stephen Harkness
                                                /s/M. Stephen Harkness
                                    Vice President and Chief Operations Officer

                                                 CINERGY MARKETING & TRADING, LP



                                            By: /s/Bruce A. Sukaly
                                                  Bruce A. Sukaly
                                                  Chief Commercial Officer



1 Such amount represents 15 percent of Cinergy's consolidated capitalization as of June 30, 2004. See Rule 58(a)(1). Although as explained below it is anticipated that the bulk of the additional investment authority would be applied toward investments in Solutions and CM&T, the requested authority would be available for investments in any Rule 58 companies.

2 The Commission recently granted a similar request to another registered holding company. See Northeast Utilities, et al., HCAR No. 27868A, July 2, 2004 (authorizing $500 million in supplemental Rule 58 investment authority).

3 CG&E's other subsidiary utility businesses are insignificant to CG&E's consolidated results of operations. Miami Power Corporation, a wholly-owned subsidiary of CG&E, owns a 138 kilovolt transmission line extending from the Miami Fort Generating Station along the Ohio River in southwestern Ohio to a point near Madison, Indiana. Lawrenceburg Gas Company, another wholly-owned subsidiary of CG&E, distributes and sells natural gas to approximately 6,100 residential, commercial, industrial and municipal customers over a 60-square mile area in southeastern Indiana. CG&E has entered into definitive agreement for the sale of Lawrenceburg Gas Company and such sale is expected to be consummated shortly. The Commission recently issued an order authorizing the proposed sale. See Cinergy Corp., et al., HCAR No. 27880, July 29, 2004.

4 See Rule 58(a)(1).

5 Represents diluted earnings per share before discontinued operations and the cumulative effect of a change in accounting principles.

6 See Rule 58(b)(1)(viii), (vi) and (vii).

7 See Rule 58(b)(v).

8 As reported by NGI, Inc. See http://intelligencepress.com/features/rankings/ gas/gas_marketer_rankings_2003.html

9 The May 2001 Order reserved jurisdiction over, and excluded from the aggregate investment limitation described in the text, Cinergy's proposal regarding the potential transfer of CG&E's and PSI's generating assets to one or more EWG affiliates and Cinergy's proposed aggregate investment therein, which would not exceed the net book value of such generating assets at the time of transfer.